

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 8, 2015

Via E-mail
Mr. Colin Shannon
Chief Executive Officer
PRA Health Sciences, Inc.
4130 ParkLake Avenue
Suite 400
Raleigh, NC 27612

> **Re:** **PRA Health Sciences, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 3, 2015**
> **Form 8-K Filed November 2, 2015**
> **File No. 001-36732**

Dear Mr. Shannon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed November 2, 2015

Exhibit 99.1

1. We note that you have presented alternative income statements which exclude certain items recorded in your GAAP-basis Statements of Income. These full non-GAAP income statements appear to attach undue prominence to non-GAAP information and do not appear to be consistent with Regulation G. Please confirm that in future Exchange Act filings you will remove this presentation or tell us why you believe it is appropriate. For additional guidance refer to Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Raj Rajan, Senior Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining